JBS LIBERTY SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47036

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **JBS Liberty Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

708 McLain Road

(No. and Street)

Kannapolis	**NC**	**28083**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tracy M VanHamme	**704-295-6631**	**tvanhamme@jbsig.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Batchelor, Tillery & Roberts, LLP

(Name – if individual, state last, first, and middle name)

3605 Glenwood Avenue, Suite 350	**Raleigh**	**NC**	**27612**
(Address)	(City)	(State)	(Zip Code)
2009		**3675**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tracy M VanHamme _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JBS Liberty Securities, Inc. _____, as of 12/31 _____, 2 5 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

JEFFREY D. JONES
NOTARY PUBLIC
Cabarrus County
North Carolina
My Commission Expires January 29, 2030

Notary Public

Title: CFO

This filing** contains (check all applicable boxes):
- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

JBS LIBERTY SECURITIES, INC.
Table of Contents

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.
EMILY E. SMALL

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

To the Stockholder of
JBS Liberty Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JBS Liberty Securities, Inc. (the "Company") as of December 31, 2025, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The Stockholder
Page 2

Auditors' Report on Supplemental Information

The supplemental information in schedules I-III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the Company's auditor since 2024.

Raleigh, North Carolina
February 27, 2026

JBS LIBERTY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

ASSETS

Current assets:

Cash and cash equivalents	$	222,772
Receivables from broker-dealers		6,531
Contract fees receivable		15,787
Other receivables		850
Prepaid expenses		2,492
		248,432
Total assets	$	248,432

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Current liabilites:

Deferred tax liability	$	6,724
Accounts payable and accrued expenses		14,250
Total liabilities		20,974

STOCKHOLDER'S EQUITY

Common stock; 100 shares issued, authorized and outstanding, no par value	-
Contributed capital	105,000
Retained earnings	122,458
Total stockholder's equity	227,458
Total liabilities and stockholder's equity	$ 248,432

The accompanying notes are an integral part of these financial statements.

REVENUE		
Retail commissions	$	418,899
Service fees		139,255
Total revenue		558,154
OPERATING EXPENSES		
Employee compensation and benefits		325,915
Management fees		41,200
Regulatory fees and expenses		16,882
Rent and occupancy		29,156
Professional fees		33,497
General and administrative expenses		22,264
Insurance		17,129
Miscellaneous		5,335
Total operating expenses		491,378
Net income before income taxes		66,776
PROVISION FOR INCOME TAXES		
Current - benefit		-
Deferred		(14,693)
Total provision for income taxes		(14,693)
Net income	$	52,083

The accompanying notes are an integral part of these financial statements.

JBS LIBERTY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2025

	Contributed Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2024	$ 105,000	$ 70,375	$ 175,375
Net income for the year ended December 31, 2025	-	52,083	52,083
BALANCE AT DECEMBER 31, 2025	$ 105,000	$ 122,458	$ 227,458

The accompanying notes are an integral part of these financial statements.

JBS LIBERTY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2025

CASH FLOW FROM OPERATING ACTIVITIES		
Net income	$	52,083
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in receivables from broker-dealers		2,265
Increase in contract fees receivable		(979)
Decrease in other receivables		87
Increase in prepaid expenses		(1,364)
Decrease in accounts payable and accrued expenses		(140)
Increase in deferred tax liability		6,724
Decrease in deferred tax asset		7,969
Net cash provided by operating activities		66,645
Increase in cash		66,645
CASH, BEGINNING OF YEAR		156,127
CASH, END OF YEAR	$	222,772

SUPPLEMENTAL CASH FLOW DISCLOSURE:

Cash paid for income taxes	$	-
Cash paid for interest	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

JBS Liberty Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is located in Kannapolis, North Carolina, and is a wholly owned subsidiary of Synergy Holding Group, Inc.

The Company's primary source of revenue is derived from receiving overrides and ticket rebates from brokers we introduce to StoneX, which is another Broker Dealer providing brokerage services and electronic trading facilities to its customers who are predominantly middle and upper income individuals and small and middle market businesses and the Company also receives fees from Service agreements with other 3rd party companies which we provide compliance and oversight services to said third party companies. The Company maintains no cash or securities for its customers nor does it carry or clear transactions for its customers. The Company clears all of its customer transactions through other broker dealers on a fully disclosed basis.

Basis of Presentation

The books of the Company are maintained on the accrual basis of accounting, whereby revenues are recognized when they are earned and expenses are recognized when they are incurred.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company defines cash equivalents as all highly liquid investments with an original maturity of three months or less.

Securities Transactions

Securities transactions, commission revenue and commission expenses are recorded on a trade-date basis. Unrealized gains and losses on securities transactions, if any, are included in riskless principal transactions in the statement of operations. Marketable securities are recorded at market value. There were no securities held during or as of the year ended December 31, 2025.

Receivables from Broker-Dealers and Contract Fee

Receivables from broker-dealers are reported at the amount management expects to collect on balances outstanding at year-end. Receivables from contract fees are reported at the amount management charges for being licensed with the broker-dealer. Management closely monitors outstanding balances and writes off balances when amounts are deemed uncollectible. There were no losses during 2025 and no allowance was recognized. The receivables for contract fees was $14,808 as of December 31, 2024 and $15,787 as of December 31, 2025.

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (Topic 606), that supersedes prior revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue that is recognized. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the
performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of ASU 2014-09, as amended, did not result in a material change in the timing of revenue recognition or a material impact on our financial position, results of operations, or cash flows from adopting the standard. The Company has no obligations for returns or refunds and no warranties are offered.

Commission revenue is received from mutual funds, variable life insurance and variable annuities. Override commission revenue is received on representatives that are introduced to a partner broker/dealer. There is also an amount of a ticket rebate that is received on the ticket charges of these representatives that are introduced. Commission revenue, override commission and ticket rebate are recognized on a trade date basis after performance obligations have been met. Payment is received the following month and there are no significant or special payment terms and no significant financing component.

Service fees are charged on a monthly basis for being sponsorship of registered representatives who provide certain third party administrative services. Service fee revenue is recognized in arrears at month end after services have been provided and performance obligations have been met. Payment is received after invoicing and there are no significant or special payment terms and no significant financing component. Amounts due to the Company from Service fees are included in Contract Fees Receivable.

The following table represents revenue by major source:

Revenue from commission overrides	351,933
Revenue from retail commissions	66,966
Ticket rebates	55,030
Contract fees	84,225
Total Revenue	$ 558,154

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and investment advisory business. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 80 percent of its total revenues from a single external customer in 2025.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes,* requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if there is uncertainty regarding their realization.

Unrecognized Tax Benefit

The Company accounts for income taxes, whereby deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. Deferred taxes related primarily to temporary differences in depreciation calculated for book and tax purposes, allowance for doubtful accounts, and contingent liabilities. The deferred tax asset represents the future tax benefit of those differences.

The Company records net deferred tax assets to the extent the assets will more likely than not be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its stockholder will not be subject to additional tax, penalties, and interest as a result of such challenge. The income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – INCOME TAXES

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. No valuation

NOTE 2 – INCOME TAXES (Continued)

allowance was established as of December 31, 2025, as full realization of the future deductions is anticipated.

A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rate of 21% to income before income taxes follows for the years ended December 31:

	2025
Tax expense at statutory rate	13,104
State income tax	1,589
Other	0
	$ 14,693

The components of the provision for income taxes expense for the years ended December 31, 2025 are as follows:

	2025
Current:	
Federal	$ 0
State	0
	0
Deferred:	
Federal	13,104
State	1,589
	14,693
	$ 14,693

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2025
Deferred income tax liability:	
State tax loss carryforward	565
Federal income tax loss	(7,288)
Deferred income tax liability	$ (6,723)

Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on the Company's results of operations, cash flows, or financial position.

NOTE 2 – INCOME TAXES (Continued)

As of December 31, 2025, the Company had federal net taxable income of $34,706 and state net operating loss carryforwards of $23,823 that can be deducted against future taxable income. These tax carryforward amounts begin to expire in 2035.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company reimburses a related party for management fees and a portion of its operating expenses. During the year ended December 31, 2025, the Company paid approximately $41,200 for management fees and $29,156 for other operating expenses.

The Company allocates certain expenses between itself and its affiliates. During 2025, the Company reevaluated its allocation for rent and payroll expenses. These amounts are allocated between companies based upon the level of activity at each company. As a result, the Company increased the percentage of expense allocated to the Company in order to better match expenses with the revenue stream.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing broker, who maintains the customer accounts and clears the customer transactions. Additionally, this clearing broker provides the clearing and depository operations for the Company's proprietary securities transactions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is subject to concentrations of credit risk primarily in its contract fees receivable. Contract fees receivable amounted to $15,787 at December 31, 2025. As of December 31, 2025, one customer accounted for eighty-six percent of total contract fees receivable.

The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), which as of December 31, 2025 provided $250,000 of insurance coverage on deposit accounts. At December 31, 2025, the Company had no uninsured cash balances.

NOTE 5 – CONTINGENCIES AND COMMITMENTS

The Company, in the course of its normal operations, is subject to investigations, claims and lawsuits. In management's opinion, any such outstanding matters of which the Company has knowledge have been reflected in the financial statements or would not have a material adverse effect on the Company's financial position and results of operations.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

NOTE 6 – NET CAPITAL REQUIREMENTS (Continuted)

At December 31, 2025, the Company had net capital of $208,329, which exceeded the minimum net capital requirements by $203,329. The Company's ratio of aggregate indebtedness to net capital was .1 to 1 at December 31, 2025.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events occurring through the date of the Independent Registered Public Accounting Firm report. The Company feels that no material events have occurred through that date that would require recording or disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

As of December 31, 2025

JBS LIBERTY SECURITIES, INC.
SCHEDULE I - COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2025

Net Capital

Total stockholder's equity	$	227,458
Other allowable credits		
Deductions and/or charges:		
Nonallowable assets:		
Other assets		(19,129)
Deferred income taxes		-
Net capital	$	208,329

Aggregate Indebtedness

Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	20,974
Other unrecorded amounts		-
Aggregate indebtedness	$	20,974

Computation of Basic Net Capital Requirements

6-2/3% of aggregate indebtedness	$	1,398

Minimum Net Capital Requirement	$	5,000

Net Capital Requirement	$	5,000

Excess Net Capital	$	203,329

Ratio: Aggregate Indebtedness to net Capital		10.07%

Excess Net Capital at 120%	$	202,329

There is no difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2025

JBS LIBERTY SECURITIES, INC.

SCHEDULES II & III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2025

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

Not applicable

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

Not applicable

JBS LIBERTY SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

EXEMPTION REPORT

For the Year Ended December 31, 2025

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.
EMILY E. SMALL

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members of
JBS Liberty Securities, Inc.:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) JBS Liberty Securities, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to acting as a mutual fund retailer on an application-way basis directly with the issuer or underwriter, acting as a broker selling variable life insurance or annuities on an application-way basis to retail customers, selling variable annuities on a wholesale basis to other member firms, acting as a municipal securities broker, offering private placements of securities, and collecting service fees, ticket rebates, and override commissions for introducing representatives to a partner broker/dealer. In addition, the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 27, 2026

RULE 15c3-3 EXEMPTION REPORT

JBS Liberty Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mutual fund retailer on an application-way basis directly with the issuer or underwriter, broker selling variable life insurance or annuities on an application-way basis to retail customers, selling variable annuities on a wholesale basis to other member firms, municipal securities broker, private placements of securities, service fees, ticket rebate and override commissions for introducing representatives to a partner broker/dealer, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company met the identified provision throughout the most recent fiscal year without exception.

JBS Liberty Securities, Inc.

I, Tracy M. VanHamme, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____   __2|27|26___
Tracy M. VanHamme   Date
CFO

JBS LIBERTY SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
ON APPLYING
AGREED-UPON PROCEDURES

For the Year Ended December 31, 2025

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.
EMILY E. SMALL

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
JBS Liberty Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of JBS Liberty Securities, Inc. (the "Company"), is responsible for the Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 27, 2026

JBS LIBERTY SECURITIES, INC.

SUPPLEMENTAL SCHEDULE OF
SIPC ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

	2025
General Assessments	444.00
Less Payment Applied, SIPC-6 Filing dated 7/25/2025	(206.00)
Less Payment Applied, SIPC-7 Filing dated 2/5/2026	(238.00)
Balance Due as of 2/5/2026	$ 0.00